# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CASI Pharmaceuticals, Inc., CIK 0001962738
CUSIP: G1933S101
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 1701-1702, CHINA CENTRAL OFFICE TOWER 1, NO. 81 JIANGUO ROAD, CHAOYANG DISTRICT, BEIJING, China (F4), 100025
Date of event which requires filing of this statement: 01/27/2026
Amends the filing with accession number 0001144204-18-002110
Filed by CIK 0001542073
Persons authorized to receive notices and communications: Rebecca Gao, 1701-1702, CHINA CENTRAL OFFICE TOWER 1,, NO. 81 JIANGUO ROAD, CHAOYANG DISTRICT, BEIJING, China (F4), 100025, 86-13811978541; Deanna Qian, 1701-1702, CHINA CENTRAL OFFICE TOWER 1,, NO. 81 JIANGUO ROAD, CHAOYANG DISTRICT, BEIJING, China (F4), 100025, 86-18601088546

## Reporting persons
- WEI-WU HE, Ph.D. (CIK 0001542073): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,130,550; shared voting power 6,834,985; sole dispositive power 2,130,550; shared dispositive power 6,834,985; aggregate amount beneficially owned 8,965,535 (34.8% of the class)
  Comment: Includes 220,000 shares issuable upon the exercise of options.
  
  Includes 5,000,000 shares issuable upon the conversion of a convertible note, dated December 27, 2025, within 60 days.
  
  Includes the 637,644 shares reported by Huiying Memorial Foundation, a 501(c)(3) private family foundation. Although the Board of Trustees of Huiying Memorial Foundation consists of the three members, including the Reporting Person and a family member of the Reporting Person, and the Reporting Person is an officer of the Huiying Memorial Foundation, the Reporting Person does not participate in the investment decisions of the Foundation with respect to the Issuer's shares. Reporting Person disclaims beneficial ownership of Huiying Memorial Foundation's shares of Issuer. The inclusion of the 637,644 shares is not an admission that the Reporting Person is the beneficial owner of such shares for any purpose.
- HUIYING MEMORIAL FOUNDATION: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 0; shared voting power 637,644; sole dispositive power 0; shared dispositive power 637,644; aggregate amount beneficially owned 637,644 (3.1% of the class)
- EMERGING TECHNOLOGY PARTNERS, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,097,341; sole dispositive power 0; shared dispositive power 1,097,341; aggregate amount beneficially owned 1,097,341 (5.3% of the class)
- ETP Global Fund L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 753,234; sole dispositive power 0; shared dispositive power 753,234; aggregate amount beneficially owned 753,234 (3.7% of the class)
- ETP BIOHEALTH III FUND, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 300,000; sole dispositive power 0; shared dispositive power 300,000; aggregate amount beneficially owned 300,000 (1.5% of the class)
- HE Family GRAT: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 100,000; sole dispositive power 0; shared dispositive power 100,000; aggregate amount beneficially owned 100,000 (0.5% of the class)
- ETP Global Fund III L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 5,000,000; sole dispositive power 0; shared dispositive power 5,000,000; aggregate amount beneficially owned 5,000,000 (19.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: CASI Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 1701-1702, CHINA CENTRAL OFFICE TOWER 1, NO. 81 JIANGUO ROAD, CHAOYANG DISTRICT, BEIJING, China (F4), 100025
Comment:
This Amendment No. 12 (the "Amendment No. 12") amends and supplements the original Schedule 13D filed with the Securities and Exchange Commission on January 12, 2018 (the "Schedule 13D") as amended by Amendment No. 1 to the Schedule 13D filed on April 4, 2018 (the "Amendment No. 1"), Amendment No. 2 filed with the SEC on March 24, 2020 (the "Amendment No. 2"), Amendment No. 3 filed with the SEC on July 29, 2020 (the "Amendment No. 3"), Amendment No. 4 filed with the SEC on February 3, 2021 (the "Amendment No. 4"), Amendment No 5 filed with the SEC on November 23, 2021 (the "Amendment No. 5"), Amendment No. 6 filed with the SEC on June 21, 2022 (the "Amendment No. 6"), Amendment No. 7 filed with the SEC on April 18, 2023 (the "Amendment No. 7"), Amendment No. 8 filed with the SEC on August 12, 2024 (the "Amendment No. 8"), Amendment No. 9 filed with the SEC on June 20, 2025 (the "Amendment No. 9"), Amendment No. 10 filed with the SEC on December 18, 2025 (the "Amendment No. 10"), and Amendment No. 11 filed with the SEC on January 9, 2026 (the "Amendment No. 11" and together with Amendments No. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10 and 11, collectively, the "Amendments"). The Schedule 13D and the Amendments were filed by ETP Global Fund L.P., a Delaware limited partnership ("ETP Global"), ETP Global III Fund L.P., a Delaware limited partnership ("ETP Global III"), ETP BioHealth III Fund, L.P., a Delaware limited partnership ("ETP BioHealth"), Emerging Technology Partners, LLC, a Delaware limited liability company ("ETP"), as the general partner of ETP Global, ETP Global III and ETP BioHealth, HE Family GRAT, a grantor retained annuity trust organized under the law of Nevada and Wei-Wu He, Ph.D., as founder and managing partner of each of ETP, ETP Global, ETP Global III and ETP BioHealth, and trustee of HE Family GRAT. Each of the foregoing, as well as Huiying Memorial Foundation, a 501(c)(3) private family foundation (the "Foundation"), is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

The Schedule 13D and the Amendments were filed with respect to the shares of common stock, $.01 par value per share of CASI Pharmaceuticals, Inc., a Delaware corporation ("CASI DE"). CASI Pharmaceuticals, Inc. (formerly known as CASI Pharmaceuticals Holdings, Inc., the "Issuer"), an exempted company incorporated under the laws of Cayman Islands, is the successor issuer pursuant to Rule 12g-3 under the Exchange Act to CASI DE after certain redomicile merger (the "Redomicile Merger"), and the Schedule 13D now relates to the Issuer's ordinary shares, par value $0.0001 per share (the "Ordinary Shares"). Except as amended hereby and by the Amendments, the disclosure in the Schedule 13D remains in effect.

## Item 2. Identity and Background
Name of person filing: Item 2(a)-(f) of the Schedule 13D is hereby amended and supplemented by the following: ETP Global Fund III L.P. is a limited partnership organized under the laws of Delaware and controlled by Dr. Wei-Wu He. The business address of ETP Global Fund III L.P. is 4919 Rebel Ridge Dr, Sugar Land, TX 77878.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: As described in Item 4 below, on December 27, 2025, ETP Global Fund III L.P. purchased a convertible note with a principal amount of US$5 million using its working capital pursuant to certain Note Purchase Agreement between ETP Global Fund III L.P. and the Issuer dated December 11, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction:
On December 27, 2025, ETP Global Fund III L.P. purchased a convertible note with the principal amount of US$5 million as the first tranche of the Issuer's US$20 million convertible note financing pursuant to certain convertible note purchase agreement (the "Purchase Agreement") between ETP Global III Fund L.P. and the Issuer dated December 11, 2025. A convertible note with a principal amount of US$5 million has been issued to the Purchaser on the same date (the "Convertible Note"). The Purchaser has the right to convert such note into the Company's ordinary shares, par value US$0.0001 per share (the "Ordinary Shares") at any time from and including the 91st day after the issuance thereof to and including the maturity date at a conversion price of the volume weighted average closing price of the Company's Ordinary Shares during the five consecutive trading days immediately preceding the date of conversion notice by ETP Global Fund III L.P. In no event shall the conversion price be higher than US $2 per Ordinary Share or lower than US $1 per Ordinary Share. The descriptions of the Convertible Note are qualified in their entirety by reference to the Convertible Note itself, a copy of which is attached hereto as Exhibit B and incorporated hereby by reference in its entirety.

The beneficial ownership reported hereof included Ordinary Shares that the reporting person has the right to acquire within 60 days, through the conversion of such Convertible Note, with an assumed conversion price of US $1, given consideration of the average volume-weighted closing price of the Company's Ordinary Shares of US$0.98 for the last five trading days.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by each Reporting Person. The percentage used in this Schedule 13D is calculated based upon 20,555,873 Ordinary Shares outstanding as of January 28, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: See Item 4, Purpose of Transaction.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The descriptions of the principal terms of the Proposal under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein and disclosed before, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A Joint Filing Agreement by and among ETP Global Fund LP, Emerging Technology Partners LLC, ETP BioHealth III Fund, LP, HE Family GRAT and Wei-Wu He, Ph.D. dated April 18, 2023.

Exhibit B Convertible Note, dated December 27, 2025, issued to ETP Global Fund III L.P.

## Signatures
- WEI-WU HE, Ph.D.: /s/ Wei-Wu He, Ph.D., Wei-Wu He, Ph.D. (01/29/2026)
- HUIYING MEMORIAL FOUNDATION: /s/ Wei-Wu He, Ph.D., Wei-Wu He, Ph.D./President (01/29/2026)
- EMERGING TECHNOLOGY PARTNERS, LLC: /s/ Wei-Wu He, Ph.D., Wei-Wu He, Ph.D./ Managing Member (01/29/2026)
- ETP Global Fund L.P.: EMERGING TECHNOLOGY PARTNERS, LLC, General Partner (01/29/2026)
- ETP Global Fund L.P.: /s/ Wei-Wu He, Ph.D., Wei-Wu He, Ph.D./ Managing Member (01/29/2026)
- ETP BIOHEALTH III FUND, L.P.: EMERGING TECHNOLOGY PARTNERS, LLC, General Partner (01/29/2026)
- ETP BIOHEALTH III FUND, L.P.: /s/ Wei-Wu He, Ph.D., Wei-Wu He, Ph.D./ Managing Member (01/29/2026)
- HE Family GRAT: /s/ Wei-Wu He, Ph.D., Wei-Wu He, Ph.D./Trustee (01/29/2026)
- ETP Global Fund III L.P.: /s/ Wei-Wu He, Ph.D., Wei-Wu He, Ph.D./ Managing Member (01/29/2026)